

November 3, 2011

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re:** **Function(X) Inc.**
> **Amendment No 1 to Registration Statement on Form S-1**
> **Filed October 7, 2011**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed the above filing and your response letter dated October 7, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated June 21, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Amendment No. 1 to Registration Statement on Form S-1 Filed October 7, 2011

Prospectus Summary

Conventions, page 1

1. The glossary contained in your Prospectus Summary provides limited utility by defining terms that may not require explaining and is inconsistent with the principles set forth in Rule 421(b) of Regulation C. Please remove the "Conventions" section in your next amendment.

2. We note your statement in the Prospectus Summary that all amounts, except share and per share data, are presented in thousands. We further note that material compensation and transaction related information is reflected in thousands throughout the prospectus, divorced from the initial statement (which is buried in the Prospectus Summary). In order to avoid investor confusion and ensure that material information is transparently disclosed, revise your registration statement to remind investors, where appropriate, that amounts are reflected in thousands. In this respect, we note the presentation of results in your financial statements which clarifies on each page that information is presented in thousands. Alternatively, in view of the likelihood of investor confusion, eliminate such

convention altogether and revert to the presentation adopted in your original registration statement. This comment applies to all non-financial statement sections of your registration statement.

Overview of Our Business

The Company's New Line of Business, page 1

3.   We note your expanded disclosure in response to prior comment 3. We further note that your "Beta product" was delivered for usability testing in September 2011. However, your disclosure still lacks a concrete and readily understandable description of your proposed product(s). For example, specifically describe the "digital product(s) and service(s)" that you are developing and explain how those proposed product(s) and services are expected to "encourage active engagement with media."

4.   With respect to your proposed product(s), be specific in discussing the status of product development—what has been accomplished and what remains to be accomplished to develop a product that may be introduced commercially. Also, ensure that your revised disclosure addresses the following:

- Disclose who you consider "high value media consumers" and describe how you intend to identify customers and grow your registered user base.
- Explain how you intend to implement the distribution of your product "on a variety of mainstream mobile operating systems."
- Include discussion of your recent asset purchase from Mobile Messaging Solutions, Inc., addressing how such assets are expected to complement the company's existing business and product line.
- Expand upon the summarized information about your proposed product, its status and planned commercialization by providing more thorough discussions of those matters in your Business section.

5.   Revise your Prospectus Summary to state prominently, if true, that the company is still in the development stage, does not have a developed product, and has generated no revenue to date. Throughout your filing please refer to your "proposed" product or provide appropriate emphasis on the status of your business development and the associated risks to investors.

Risk Factors

General

6.   Include a risk factor addressing the fact that the company has not developed a product, may not ultimately develop a product, and may not successfully market such product or otherwise achieve commercial success. Ensure that this risk factor is presented on the

first page of your Risk Factors section or tell us why you believe the presentation of that information is sufficiently prominent.

7.   We note your disclosure on page 41 indicating that the company was a shell company. Please consider including a risk factor alerting investors to the company's status as a shell company and explaining the implications thereof.

8.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

"We need substantial additional financing to execute our business plan…," page 5

9.   You state that you require substantial additional financing to execute your business plan. Yet, in your Liquidity and Capital Resources section, you indicate that you believe you have sufficient net cash to meet your liquidity needs for the next fiscal year. Please advise and revise your disclosure as needed to eliminate any inconsistencies regarding the company's liquidity and the funds necessary to complete development of your products. For clarity, please disclose your estimated capital needs to fund your planned business operations for a period of at least twelve months from the effective date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 12

10.   We note that your summary appears to be repeated, often nearly verbatim, in your Management's Discussion and Analysis and Business sections. Please revise to eliminate the use of redundant disclosure. Evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

Liquidity and Capital Resources, page 16

11.   We note your response to prior comment 8 and your revised disclosure indicating that the company completed a private placement in August 2011, which generated proceeds that the company expects will be sufficient to fund its liquidity needs for the next fiscal year. However, as previously requested, you have not disclosed the minimum dollar amount of funding that you will require to implement your business plan for a minimum period of one year, nor addressed any material costs associated with becoming a public reporting company. Revise your disclosure accordingly. Refer to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Our Business

General

12.   You state several times throughout your prospectus that you are "creating a social media experience." Yet, the role of your proposed product in this "experience" is unclear. Ensure that your amendment clearly and thoroughly explains your product and how such product will create "a social media experience," identifies intended customers, and describes how revenues are expected to be generated.

13.   We note that several patents were acquired from Mobile Messaging Solutions, Inc. Clarify the nature and significance of those patents and explain the effects of the acquired patents on the company's product development and proposed business activities. Indicate the duration of any material patents.

Seasonality, page 19

14.   You state that your revenue is expected to "exhibit a seasonal pattern that reflects variation in accordance with entertainment offerings and the desire of advertisers to try to influence consumers' purchasing habits." Please enhance your disclosure to explain what is meant by the foregoing statement. Additionally, it is unclear why a discussion of seasonality is necessary or appropriate as you have not coherently described a proposed product or how you plan to commercialize any product that you might ultimately develop.

Competition, page 20

15.   The disclosure of your competitive landscape lacks a meaningful, reasonably specific discussion identifying the company's anticipated competitors and its relative strengths and weaknesses vis-à-vis such competitors. Enhance your disclosure to address the foregoing. We would expect such discussion to explain what is meant by "white-label providers of social media" and provide examples of "applications promoting social TV experience" and how those terms apply to the proposed product you more specifically describe in the amendment. Also, address whether any competitors have existing/developed products that may compete with the company's planned products.

Management

Directors and Executive Officers, page 22

16.   We note your revised disclosure in response to prior comment 9. Further revise your disclosure to indicate how long Mr. Stephenson worked for Microsoft Entertainment. To the extent necessary, provide additional biographical information to ensure that Mr. Stephenson's biography briefly describes his business experience during the past five years as required by Item 401(e) of Regulation S-K.

Executive Compensation

2011 Summary Compensation Table, page 27

17.   We note that Mr. Sillerman and Ms. Scardino earned $85.4 million and $25.7 million in
fiscal 2011, respectively. Given the company's stage of development and the fact that no
revenue has been generated to date, please enhance your disclosure by addressing how
you arrived at the amounts paid to each named executive officer in fiscal 2011. Refer to
Item 402(o) of Regulation S-K and ensure that your amendment provides "a narrative
explanation of the material factors necessary to an understanding" of the executive
compensation awards in fiscal 2011, including the basis for such awards and whether
compensation for such executives in the current period is consistent with or expected to
vary from the company's executive compensation practices in fiscal 2011.

18.   The salary amounts set forth for your named executive officers in your summary
compensation table do not appear to reconcile with the base salaries provided for in each
executive officer's respective employment agreement. Please advise.

19.   You indicate that Mr. Sillerman received $65,000 in "other compensation" during fiscal
2011. Please enhance your disclosure by identifying and quantifying the benefits
included in that amount. Additionally, we note that the company purchased an interest in
a jet for Mr. Sillerman's use, for a purchase price of $1,175,000. Please advise what
consideration you gave to disclosing all or a portion of that amount in the summary
compensation table and providing a corresponding narrative explanation pursuant to Item
402(o) of Regulation S-K.

Outstanding Equity Awards at June 30, 2011, page 27

20.   It appears Ms. Scardino and Mr. Stephenson may have been granted equity awards in
2011 beyond the minimum equity grants outlined in their respective employment
agreements. Please advise. Enhance your disclosure to discuss whether the company's
board of directors approved additional, discretionary stock awards to such executive
officers and how it determined that such awards were appropriate. Refer to Item 402(o)
of Regulation S-K.

Part II

Item 15. Recent Sale of Unregistered Securities, page II-1

21.   Your disclosure does not appear to include the issuance of equity in connection with your
August 2011 private placement. Please advise. In your response, tell us whether the
company had a pre-existing relationship with any of those investors and provide a
summary description of how such investors were located. Refer to Item 701 of
Regulation S-K and ensure that complete information is provided as to all securities of

the registrant sold within the past three years which were not registered under the Securities Act.

Exhibits

22.   We note your response to prior comment 18 and the filing of the promissory notes with Messrs. Sillerman and Nelson as exhibits to your registration statement. However, you do not appear to have filed the related subscription agreement, dated February 8, 2011. Please advise.

23.   Pursuant to your subscription agreement with Adage Capital Management L.P., we note that the company agreed to file a registration statement on Form S-1 following the offering to register such shares for resale. Please advise whether this registration statement is being filed pursuant to that covenant and, if so, disclose such fact in your registration statement.

24.   Your purchase agreement with Mobile Messaging Solutions, Inc., dated September 29, 2011, appears to include a registration rights agreement. Please file that agreement with your next amendment. Refer to Item 601(b)(4) of Regulation S-K.

        If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548. If you thereafter require further assistance, please contact me at (202) 551-3462. If you then require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP